                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                   FORM 11-K
 Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934


 [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
                                     1934
                  For the fiscal year ended December 31, 1997

                                       OR

    [ ] TRANSACTIONS REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND
                             EXCHANGE ACT OF 1934
        For the transition period from ______________ to _______________


  Commission file number 000-12704
                         ---------

 A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        WILLIAMS-SONOMA, INC. ASSOCIATE
                              STOCK INCENTIVE PLAN


 B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             WILLIAMS-SONOMA, INC.
                              3250 Van Ness Avenue
                            San Francisco, CA  94109
                                 (415) 421-7900

WILLIAMS-SONOMA, INC.
ASSOCIATE STOCK INCENTIVE PLAN



FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 1997 AND 1996, SUPPLEMENTAL SCHEDULES
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 1997 AND
INDEPENDENT AUDITORS' REPORT

WILLIAMS-SONOMA, INC.
ASSOCIATE STOCK INCENTIVE PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------------------------


                                                                                              PAGE

INDEPENDENT AUDITORS' REPORT                                                                   1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996:

  Statements of Net Assets Available for Benefits                                              2

  Statements of Changes in Net Assets Available for Benefits                                   3

  Notes to Financial Statements                                                               4-8

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR
  ENDED DECEMBER 31, 1997:

  Item 27a - Supplemental Schedule of Assets Held for Investment Purposes as of                9
    December 31, 1997

  Item 27d - Supplemental Schedule of Reportable Transactions for the Year                    10
    Ended December 31, 1997

                      [DELOITTE & TOUCHE, LLP LETTERHEAD]



INDEPENDENT AUDITORS' REPORT


Administrative Committee,
  Williams-Sonoma, Inc.
  Associate Stock Incentive Plan:

We have audited the accompanying statements of net assets available for benefits of the Williams-Sonoma, Inc. Associate Stock Incentive Plan (the "Plan") (formerly, the Williams-Sonoma, Inc. Employee Profit Sharing and Stock Incentive
Plan) as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.





June 5, 1998

WILLIAMS-SONOMA, INC.
ASSOCIATE STOCK INCENTIVE PLAN


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1997 AND 1996
-----------------------------------------------------------------------------------

                                                           1997            1996
ASSETS:
  Cash                                                          --      $        19
                                                       -----------      -----------
  Investments, at fair value:
    Common stock - Williams-Sonoma, Inc.               $18,947,015       16,869,489
    Cash equivalents                                       845,658           61,217
    Mutual funds:
    Dodge & Cox Balanced Fund                            1,001,277          698,404
    Vanguard Money Market Reserve Fund                     250,357          184,795
                                                       -----------      -----------

           Total investments                            21,044,307       17,813,905
                                                       -----------      -----------

           Total assets                                 21,044,307       17,813,924
                                                       -----------      -----------

LIABILITIES -
  Forfeitures refundable to Williams-Sonoma, Inc.           24,024           56,236
                                                       -----------      -----------

NET ASSETS AVAILABLE FOR BENEFITS                      $21,020,283      $17,757,688
                                                       ===========      ===========


See notes to financial statements.

WILLIAMS-SONOMA, INC.
ASSOCIATE STOCK INCENTIVE PLAN


STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1997 AND 1996
---------------------------------------------------------------------------------------

                                                               1997             1996
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income:
    Net appreciation in fair value of investments          $ 2,706,324      $ 8,340,290
    Interest and dividends                                      49,588           36,710
                                                           -----------      -----------

           Total investment income                           2,755,912        8,377,000
                                                           -----------      -----------

  Contributions:
    Employee                                                 2,177,465        1,529,797
    Employer - matching                                      1,216,956          410,332
                                                           -----------      -----------

           Total contributions                               3,394,421        1,940,129
                                                           -----------      -----------

           Increase attributable to investment income
             and contributions                               6,150,333       10,317,129

DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO -
  Benefit payments to participants                           2,887,738        1,529,534
                                                           -----------      -----------

NET INCREASE                                                 3,262,595        8,787,595

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                         17,757,688        8,970,093
                                                           -----------      -----------

  End of year                                              $21,020,283      $17,757,688
                                                           ===========      ===========


See notes to financial statements.

WILLIAMS-SONOMA, INC.
ASSOCIATE STOCK INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------


1.   DESCRIPTION OF PLAN

     The following description of the Williams-Sonoma, Inc. Associate Stock Incentive Plan (the "Plan") (formerly, the Employee Profit Sharing and Stock Incentive Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan provisions.

     GENERAL - The Williams-Sonoma, Inc. Associate Stock Incentive Plan is a defined contribution plan covering all eligible salaried and hourly employees. The Plan was created to provide savings opportunities to the employees of Williams-Sonoma, Inc. (the "Company"). The Plan became effective as of February 1, 1989. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     CONTRIBUTIONS - The Plan allows participants to defer a portion of their income and have such deferred income paid into the Plan, thus reducing the participants' taxable income. The Plan was amended effective May 1, 1997, as described below. Prior to the amendment, the Plan consisted of two parts, (1) the profit sharing plan and (2) the employee stock incentive plan. Under the terms of the profit sharing plan, participants who were eligible could receive an allocation of employer contributions as determined by the Board of Directors, based on each eligible participant's annual compensation. No profit sharing contributions were made for the years ended December 31, 1997 and 1996. Under the terms of the employee stock incentive plan, which contains an arrangement under Section 401(k) of the Internal Revenue Code, participants could defer up to 10% of their annual compensation. For those salary deferral contributions which the participant elected to have invested in the Williams-Sonoma, Inc. Stock Fund, the Company matched 50% of the first 6% of such salary deferral contributions. Federal income tax rules limited the maximum salary deferral contributions by an employee during 1997 and 1996 to $9,500. Although the Plan allowed participants to elect to have their salary deferral contributions invested among various investment alternatives, all Company contributions were invested in the Williams-Sonoma, Inc. Stock Fund.

     Effective May 1, 1997, the Plan's name was changed to the Williams-Sonoma, Inc. Associate Stock Incentive Plan and the Plan was amended as follows: the Company now matches 100% of the first 6% of a participant's salary deferral contributions which the participant elects to have invested in the Williams-Sonoma, Inc. Stock Fund; and employees who are at least 21 years old may participate 30 days after their date of hire, or, in the case of certain "Limited Employees," 30 days after completion of 12 months and 1,000 hours of service with the Company. In view of the increased matching contribution, the Company has no intention of making profit sharing contributions in the future.

     PARTICIPANT ACCOUNTS - The Plan maintains individual accounts for participants and permits participants to direct their individual account investments into available investment alternatives. The investment alternatives available to participants during 1997 and 1996 were as follows:

     o Dodge & Cox Balanced Fund - a fixed income and equity securities mutual fund

     o   Vanguard Money Market Reserve Fund - a money market mutual fund

     o   Company Stock Fund - a Williams-Sonoma, Inc. common stock fund

     Each participant's account is credited with the participant's contribution, the Company's matching contribution, and plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

     NONPARTICIPANT ACCOUNTS - The Plan maintains a short-term investment account to invest funds prior to their transfer into one of the participant investment funds or prior to distribution to a terminated participant. Amounts related to the short-term investment account are included as cash equivalents in the statement of net assets available for benefits.

     VESTING - Participants are immediately 100% vested in their salary deferral contributions and earnings attributable thereto. Vesting in the Company contributions and earnings attributable thereto is based on years of credited service. The Plan was amended effective August 18, 1997 to provide that a participant is 100% vested in his or her Company contributions and earnings attributable thereto after five years of credited service. Prior to amendment, the Plan provided that a participant was 100% vested in his or her Company contributions and earnings attributable thereto after six years of credited service. Upon termination of employment prior to full vesting, unvested Company contributions and earnings attributable thereto are forfeited and used to reduce the amount of future Company contributions. In the event of plan termination, participants' amounts become fully vested and net assets of the Plan are to be applied to the exclusive benefit of the participants. The Company has no intention at this time to terminate the Plan.

     PAYMENT OF BENEFITS - Benefits are payable upon termination, withdrawal from the Plan on account of hardship, death, disability, retirement or at age 59 1/2. Distribution of a participant's benefits may be made in cash, Company common stock, or both, and are recorded when paid.

     PLAN ADMINISTRATIVE EXPENSES - Administrative expenses incurred by the Plan are paid by the Company.

2.   SUMMARY OF ACCOUNTING POLICIES

     BASIS OF ACCOUNTING - The financial statements of the Plan are prepared on the accrual basis.

     MANAGEMENT ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

     CASH EQUIVALENTS represent shares in First America Prime Obligations Fund which are purchased each time a contribution is made. The Plan converts these short-term investments into the Company's common stock monthly and into the Money Market and Balanced Funds twice a month.

     PURCHASES AND SALES of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

     INVESTMENTS in common stock and mutual funds are stated at fair value which is based on publicly quoted market values.

     BENEFITS PAYABLE - As of December 31, 1997 and 1996, the following amounts were due to participants who have withdrawn from participation in the Plan:

                                                1997             1996
         Benefits payable                    $   42,825      $   70,688
         Deferred benefits payable            3,067,714       2,183,173


     Deferred benefits payable represent vested balances payable to terminated plan participants who have elected to defer distribution of their account balances.

     FORFEITURES REFUNDABLE TO WILLIAMS-SONOMA, INC. represent unvested Company profit-sharing and matching contributions that will be used to offset future Company contributions.

     RELATED PARTY TRANSACTIONS - Certain Plan investments are held in a short-term investment account managed by First Trust. First Trust is the trustee as defined by the Plan, and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for the investment management services amounted to $21,318 and $20,106 for the years ended December 31, 1997 and 1996, respectively.

3.   INVESTMENTS

     During the years ended December 31, 1997 and 1996, the Plan's investments, including investments bought and sold as well as those held during the year, appreciated in value as follows:

                                                      1997            1996
         Common stock - Williams-Sonoma, Inc.      $2,575,945      $8,279,020
         Mutual funds                                 130,379          61,270
                                                   ----------      ----------

         Total                                     $2,706,324      $8,340,290
                                                   ==========      ==========

     At December 31, 1997 and 1996, investments included the following, which are 5% or more of the total plan assets:

                                                    1997            1996
         Williams-Sonoma, Inc. common stock     $ 18,947,015    $ 16,869,489

4.   CHANGES IN NET ASSETS

     The following represents the changes in net assets available for benefits by investment fund for the years ended December 31, 1997 and 1996:

                                                                 YEAR ENDED DECEMBER 31, 1997
                                                ---------------------------------------------------------------
                                                                                                NON-PARTICIPANT
                                                              PARTICIPANT DIRECTED                 DIRECTED
                                                ---------------------------------------------------------------
                                                   COMPANY                           MONEY
                                                    STOCK          BALANCED          MARKET       SHORT TERM
                                                    FUND             FUND             FUND        INVESTMENTS         TOTAL
Additions to net assets attributed to:
  Investment income:
    Net appreciation in fair value of
      investments                               $  2,575,945     $    130,379     $         --     $         --    $  2,706,324
    Interest and dividends                                --           29,280           11,220            9,088          49,588
                                                ------------     ------------     ------------     ------------    ------------

           Total investment income                 2,575,945          159,659           11,220            9,088       2,755,912
                                                ------------     ------------     ------------     ------------    ------------

  Contributions:
    Employee                                       1,791,730          298,504           87,231               --       2,177,465
    Employer - matching                            1,216,956               --               --               --       1,216,956
                                                ------------     ------------     ------------     ------------    ------------

           Total contributions                     3,008,686          298,504           87,231               --       3,394,421
                                                ------------     ------------     ------------     ------------    ------------

           Increase attributed to investment
             income and contributions              5,584,631          458,163           98,451            9,088       6,150,333

Deductions from net assets attributed to
  benefits paid to participants                    2,708,300          154,941           24,497               --       2,887,738
                                                ------------     ------------     ------------     ------------    ------------

Net increase before interfund transfers            2,876,331          303,222           73,954            9,088       3,262,595

Net interfund transfers                             (766,593)            (363)          (8,397)         775,353              --
                                                ------------     ------------     ------------     ------------    ------------

           Net increase                            2,109,738          302,859           65,557          784,441       3,262,595

Net assets available for benefits:
  Beginning of year                               16,813,253          698,418          184,800           61,217      17,757,688
                                                ------------     ------------     ------------     ------------    ------------

  End of year                                   $ 18,922,991     $  1,001,277     $    250,357     $    845,658    $ 21,020,283
                                                ============     ============     ============     ============    ============

                                                                  YEAR ENDED DECEMBER 31, 1996
                                                ------------------------------------------------------------
                                                                                             NON-PARTICIPANT
                                                             PARTICIPANT DIRECTED                DIRECTED
                                                ------------------------------------------------------------
                                                   COMPANY                        MONEY
                                                    STOCK        BALANCED         MARKET       SHORT TERM
                                                    FUND           FUND            FUND        INVESTMENTS        TOTAL
Additions to net assets attributed to:
  Investment income:
    Net appreciation in fair value of
      investments                               $ 8,279,020    $    61,270     $        --     $        --     $ 8,340,290
    Interest and dividends                               --         20,765           8,552           7,393          36,710
                                                -----------    -----------     -----------     -----------     -----------

           Total investment income                8,279,020         82,035           8,552           7,393       8,377,000
                                                -----------    -----------     -----------     -----------     -----------

  Contributions:
    Employee                                      1,235,343        224,140          70,314              --       1,529,797
    Employer - matching                             410,332             --              --              --         410,332
                                                -----------    -----------     -----------     -----------     -----------

           Total contributions                    1,645,675        224,140          70,314              --       1,940,129
                                                -----------    -----------     -----------     -----------     -----------

           Increase attributed to investment
             income and contributions             9,924,695        306,175          78,866           7,393      10,317,129

Deductions from net assets attributed to
  benefits paid to participants                   1,402,229         92,125          35,180              --       1,529,534
                                                -----------    -----------     -----------     -----------     -----------

Net increase before interfund transfers           8,522,466        214,050          43,686           7,393       8,787,595

Net interfund transfers                             157,035         (1,204)         (6,391)       (149,440)             --
                                                -----------    -----------     -----------     -----------     -----------

           Net increase (decrease)                8,679,501        212,846          37,295        (142,047)      8,787,595

Net assets available for benefits:
  Beginning of year                               8,133,752        485,572         147,505         203,264       8,970,093
                                                -----------    -----------     -----------     -----------     -----------

  End of year                                   $16,813,253    $   698,418     $   184,800     $    61,217     $17,757,688
                                                ===========    ===========     ===========     ===========     ===========

5.   INCOME TAX STATUS

     On April 13, 1993, the Internal Revenue Service ("IRS") issued a determination letter that stated the Plan as amended through March 10, 1992 is qualified and the trust established thereunder is tax-exempt. The Plan was amended in June and December 1993, May 1996 (with an effective date of January 15, 1995), May 1997 (with an effective date of May 1, 1997) and September 1997 (with an effective date of August 18, 1997). The Administrative Committee believes that the Plan continues to operate in accordance with current law and was tax-exempt as of December 31, 1997. Therefore, no provision for income taxes has been included in the Plan's financial statements.


                                     ******

WILLIAMS-SONOMA, INC.
ASSOCIATE STOCK INCENTIVE PLAN

SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1997 (FORM 5500 - ITEM 27A)
---------------------------------------------------------------------------------------------------

      SHARES                 SECURITY DESCRIPTION                           COST        FAIR VALUE
                                                                        -----------    ------------
      845,648           First American Prime Obligation                 $   845,658    $    845,658
                             Short-Term Investment Fund

      452,466           Williams-Sonoma, Inc. Common Stock                5,992,135      18,947,015

       14,994           Dodge & Cox Balanced Fund                           839,660       1,001,277

      250,357           Vanguard Money Market Reserve Fund                  250,357         250,357
                                                                        -----------    ------------

                        Total                                           $ 7,927,810    $ 21,044,307
                                                                        ===========    ============

WILLIAMS-SONOMA, INC.
ASSOCIATE STOCK INCENTIVE PLAN

SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1997 (FORM 5500 - ITEM 27d)
---------------------------------------------------------------------------------------------------------------------------------

                                                              PURCHASES               SALES/DISPOSITION
                                                        ----------------------     ----------------------                  GAIN/
               ISSUER                   DESCRIPTION     TRANSACTIONS   AMOUNTS     TRANSACTIONS   AMOUNTS       COST       (LOSS)

SINGLE TRANSACTIONS
  IN EXCESS OF 5% OF
  BEGINNING PLAN ASSETS:                      **            **             **          **             **          **        **


SERIES OF TRANSACTIONS
  IN EXCESS OF 5% OF
  BEGINNING PLAN ASSETS:
  First American Prime Obligation     Short-Term Cash
    Short-Term Investment                 Instrument        45         2,734,990       74         1,976,254    1,976,254    *
    Fund


* No gain/loss resulted from the sales/disposition of investments. ** There were no reportable single transactions.

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan's Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 5, 1998

                                        WILLIAMS-SONOMA, INC.
                                        ASSOCIATE STOCK INCENTIVE PLAN


                                        By:  /s/Dennis A. Chantland
                                           --------------------------------
                                           Dennis A. Chantland
                                           Administrative Committee Member

                                 EXHIBIT INDEX



         Exhibit No.                            Description of Exhibit
         -----------                            ----------------------

            23                                Independent Auditors' Consent





                                     - 4 -